EXHIBIT 99.1

NXT Energy Solutions Announces Closing of $2,200,000 of Financing and Provides Operational Update

CALGARY, Alberta, June 18, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD) (OTC QB:NSFDF) today announced it has closed on an additional $2,200,000 of its previously announced Private Placement on June 15, 2018 and is pleased to provide an operational update.

Closing of a Further $2,200,000 of the Second Tranche of the Private Placement

On February 16, 2018, we announced a three-tranche private placement of 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416 (“Private Placement”) to Alberta Green Ventures Limited Partnership (the "Subscriber").  Each Unit consists of one Common Share and one-third of one Common Share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement.  The first tranche of the Private Placement was completed on February 16, 2018, and the Company received approximately $4,310,500 in connection with the issuance of 4,665,043 Units.

The second tranche of the Private Placement consists of 5,538,203 Units for gross proceeds of approximately $5,117,300.  On May 15, 2018, the Company closed on a portion of the second tranche in the amount of $2,000,000 by issuing a further 2,164,502 Units.  As a result, the Subscriber owned a total of 6,829,545 Units representing approximately 14.0% of the Company’s 64,997,345 outstanding Common Shares at the time (including the Common Shares to be issued upon exercise of the Warrants) and became an “Insider” of the Company for securities law purposes.

On May 15, 2018, the Company agreed to an extension on closing the second and third tranches of the Private Placement until June 15, 2018.  Approval for the extension was received by the TSX subject to Shareholder approval for the subscription price of $0.924 per Unit, which was received at the Company’s annual and special meeting of shareholders held on June 7, 2018 (the “AGM”).

On June 15, 2018, the Company closed on a further portion of the second tranche in the amount of $2,200,000 by issuing a further 2,380,952 Units for gross proceeds of approximately $2,200,000.  The Unit price of $0.924 represents a premium of approximately 7.3% to NXT’s 5-day weighted average trading price immediately prior to June 15 of $0.86/share.  As a result of this closing and our two prior closings announced on February 20, 2018 and May 16, 2018, NXT has closed on a total financing amount of $8,510,500 and issued a total of 9,210,497 Units to the Subscriber representing approximately 18.2% of the Company’s 67,378,297 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants).

The Subscriber has requested a further extension to July 3, 2018 to close the remaining portion of the second tranche, consisting of the issuance of 992,749 Units for gross proceeds of approximately $917,300, and the third tranche, consisting of the issuance of 701,966 Units for gross proceeds of approximately $648,616, which in aggregate will now consist of 1,694,715 Units for gross proceeds of approximately $1,565,916.  The Company has agreed to the extension and has received approval from the Toronto Stock Exchange.

Operational Update

On June 7, 2018, the Company reconvened, in Calgary, its AGM, that was adjourned on May 16, and provided a short update to shareholders in attendance.  The annual presentation to shareholders is available on our website at www.nxtenergy.com and a short trading and operations update follows.

George Liszicasz, President, and CEO of NXT commented:

“It has been a difficult time for exploration in the oil and gas industry over the past couple of years with low oil prices and a focus on shale oil development.  However, as oil prices have moved up significantly we are confident we will obtain sales for the Company given the excellent historical drilling results associated with the utilization of the SFD® technology.  Despite the absence of new contracts, we have achieved a number of positives steps for the Company over this period that will provide a framework for future success including: reorganized management, reduced corporate costs and overhead, a refocused business strategy, global patent protection,  a strengthened balance sheet by securing substantial new funding, an enhanced marketing program and initiation of a new business line for NXT of SFD® related to multi-client data acquisition and data sales beginning in the Gulf of Mexico.  With a healthy balance sheet and no debt, the Company is now focused on advancing and closing several current contract discussions.  We also greatly appreciate the continued support of Alberta Green Ventures in closing this further tranche of our funding and believe it is a strong indication of confidence in NXT’s business plan and prospects.  We especially want to thank our shareholders for the continued patience and confidence they have shown in NXT.”

Asia

In Sri Lanka, SHINE Quests FZC (“SQ”) has informed us that they have made progress in financing arrangements on a contract for a larger scale infrastructure and resource development within the Mannar Basin which will include a commitment to use SFD®.  SQ is now focused on securing government approvals for the financing from the United Arab Emirates (“UAE”) and Sri Lanka.  The Company expects to provide a further update in the reporting of its second quarter financial results for 2018.

In Indonesia, NXT’s appointed sales representative, Generation Resource Discoveries (“GRD”) entered into an MOU with the Government of Aceh in February to finance and carry out a geophysical survey over an area of up to 20,000 km2 in the underexplored but proven North Sumatra basin offshore Aceh.  As part of the MOU, GRD has proposed to utilize NXT’s SFD® survey technology for a part of a geophysical data acquisition.  GRD has targeted securing of permits and funding for the geophysical survey by the end of August 2018.  SFD® survey contract discussions will begin thereafter.

Latin America

NXT has engaged in active discussions with both state-owned and privately owned oil & gas companies operating in the Gulf of Mexico on NXT’s multi-client SFD® survey data in the region.  In June 2017, NXT acquired SFD® data over approximately 8,900 km2 of offshore exploration acreage in the Gulf of Mexico.  In addition to creating a new potential revenue stream for the Company, our multi-client data is proprietary property of NXT and can be sold to multiple parties without NXT having to incur additional costs to collect further SFD® data.  NXT also believes a successful initial sale of its multi-client data in the Gulf of Mexico will support future multi-client data sales as exploration interest builds in the Gulf of Mexico region.

During the first quarter NXT also engaged two new sales agents in Latin America focused in Mexico and Peru.

Africa

NXT has reinitiated discussions with the governments of Ghana and Nigeria regarding potential SFD® surveys for offshore exploration acreage.  In addition, NXT will also be presenting at the 4th Annual Upstream West Africa Summit from June 20 to June 22 in Dakar, Senegal.

North America

NXT has engaged in discussions with private counterparties in Canada and the USA regarding the utilization of SFD® for the identification of new reservoir horizons with limited prior geophysical information in mature conventional and unconventional areas.  These discussions are currently focused on heavy oil resources and other previously untapped unconventional resources.  NXT also plans to employ a new contracting strategy in these discussions where the Company conducts SFD® surveys incrementally on a cost-plus basis and in return for a lower upfront charge is granted other contractual benefits, such as overriding royalties over areas where the SFD® surveys would be conducted.  This alternative contracting approach would generate lower upfront revenue for NXT relative to our traditional fee for survey strategy, however, it would provide potential future benefits further up the value chain upon drilling success associated with discovered resources and create a “win-win” contracting approach.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz President & CEO +1-403-206-0800 nxt_info@nxtenergy.comwww.nxtenergy.com	Mr. Jakub Brogowski Chief Financial Officer +1-403-206-0807 nxt_info@nxtenergy.comwww.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the satisfaction of all required conditions (including regulatory and shareholder approvals) for completion of the Private Placement, the completion of the second and third tranches of the Private Placement, and the planned timing of the AGM.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the period ended March 31, 2018, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.